Exhibit 99.47

Sandspring drill results from Holes TPD105 –TPD116includes 157.5m of 1.0g/t gold and 0.05% copper along strike from Toroparu gold-
copper deposit

December 15, 2010 –SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update of new gold and copper assay results from drilling in the area of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

Highlights Include:

•	Stepout Hole TPD-116 with 157.5m of 1.0g/t gold and 0.05% copper (100m west)
•	Stepout Hole TPD-107 with 276m of 0.73g/t gold (250m west)

On September 15, 2010, Sandspring announced an updated NI 43-101 compliant single optimized open pit shell resource independently modeled by P&E Mining Consultants, Toronto, featuring an Indicated mineral resource of 2.64 million oz. gold and 262 million pounds copper (3,293,000 ounces gold-equivalent) and an additional Inferred mineral resource of 3.42 million oz. gold and 216 million pounds copper (3,952,000 ounces gold-equivalent based on a total drill hole database of 41,659m in 93 holes.  The full Technical Report, filed on October 13th, 2010 can be found on www.sedar.com.

New assay results from holes TPD105 – TPD116 comprise an additional 8358m of drilling designed to optimize and expand grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource and to test continuity at various step-out locations along strike (Table 1). Along with results for Holes TPD094 – TPD104 reported on November 10, 2010, assay results from a total of 57,286m of diamond drilling have now been disclosed to date on the Toroparu Property. Drill collar locations and hole traces relative to the current NI 43-101 compliant optimized open pit resource model surface contour may be viewed in Figure 1.

Abraham Drost, P.Geo., President of Sandspring states…"the latest results represent a back-fill effort within the 350m step-out and possible 23% increase in known strike length of the Toroparu gold-copper deposit announced on November 10, 2010. The latest assay results, which include Hole TPD-116 with 157.5m of 1.0g/t gold and .05% copper drilled 100m west, suggest good continuity of mineralization outside the current resource envelope and ultimate potential for additional resource ounces and a positive effect on overall deposit grade.

Stepout exploration drilling and Infill drilling to Feasibility-ready Measured and/or Indicated resource quality will continue early in the New Year after a well-deserved Christmas break for drillers and on-site staff."

Figure 1: Drill collar locations for drill holes TPD-105 to TPD-116 relative to NI 43-101
Mineral Resource Contour

Table 1: Weighted Average Composite Grade Intervals, Holes TPD105 to 116
Hole ID	From(m)	To(m)	Length(m)	Au (g/t)	Cu (%)	Comments
TPD-105	346.0	348.0	2.0	1.64	0.05	Infill
	364.0	367.0	3.0	0.95	0.11
	389.0	391.0	2.0	1.06	0.07
	400.0	429.0	29.0	0.53	0.05
incl	400.0	401.0	1.0	3.14	0.03
and	413.0	418.0	5.0	1.10	0.16
and	426.0	429.0	3.0	1.22	0.06
	447.0	449.0	2.0	0.82	0.09
	546.5	550.0	3.5	1.43	0.04

TPD-106	130.5	141.0	10.5	1.72	0.04	Stepout
incl	139.5	141.0	1.5	10.87	0.18

Hole ID	From(m)	To(m)	Length(m)	Au (g/t)	Cu (%)	Comments
	173.0	202.5	29.5	1.12	0.05
incl	173.0	177.0	4.0	3.30	0.05
	240.0	249.0	9.0	0.59	0.08
	262.5	276.0	13.5	0.65	0.06
	375.0	394.0	19.0	1.14	0.04
incl	393.0	394.0	1.0	13.88*	0.04
	458.0	460.0	2.0	3.21	nil
	529.5	532.5	3.0	4.52	nil

TPD-107	0.0	5.5	5.5	1.02	nil	Stepout
	51.0	67.5	16.5	0.67	nil
	160.5	172.5	12.0	0.72	0.07
	198.0	280.5	82.5	0.50	0.04
	315.0	327.0	12.0	0.82	0.04
	396.0	672.0	276.0	0.73	nil
incl	396.0	411.0	15.0	1.34	nil
and	442.5	474.0	31.5	1.31	nil
incl	460.5	465.0	4.5	3.22	nil
and	610.5	628.5	18.0	2.18	0.02
incl	610.5	616.5	6.0	4.61	nil

TPD-108	96.0	102.0	6.0	0.62	0.02	Stepout
	196.5	198.0	1.5	3.03	1.34
	483.0	501.0	18.0	0.50	nil
	522.0	544.5	22.5	0.60	0.02
	568.5	571.5	3.0	1.29	nil
	583.5	606.0	22.5	0.50	nil
	630.0	645.0	15.0	0.51	0.02
	658.5	676.5	18.0	0.50	nil
	732.0	744.0	12.0	1.53	nil
incl	738.0	741.0	3.0	4.86	nil

TPD-109	0.0	7.0	7.0	0.48	nil	Stepout
	17.5	22.0	4.5	1.73	nil
	191.0	207.5	16.5	0.85	nil
incl	200.0	204.5	4.5	2.47	nil
	266.0	296.0	30.0	0.78	0.06
incl	266.0	278.0	12.0	1.43	0.09
	372.5	449.0	76.5	0.76	0.02
incl	377.0	380.0	3.0	7.90	0.03

Hole ID	From(m)	To(m)	Length(m)	Au (g/t)	Cu (%)	Comments
	467.0	498.5	31.5	0.80	nil
incl	485.0	494.0	9.0	1.66	nil
	512.0	536.0	24.0	1.22	nil
incl	512.0	516.5	4.5	2.68	nil
	582.5	629.0	46.5	0.77	0.02
incl	590.0	597.5	7.5	1.55	0.05

TPD-110	92.0	93.5	1.5	1.16	0.15	Stepout
	108.5	110.0	1.5	1.21	0.02
	210.5	237.5	27.0	1.09	0.03
incl	227.0	228.5	1.5	21.6*	0.03
	326.0	332.0	6.0	0.68	0.11
	432.5	441.5	9.0	1.11	nil
incl	438.5	441.5	3.0	3.04	nil
	579.5	585.5	6.0	0.88	0.03
	636.5	692.0	55.5	0.64	0.04
incl	648.5	669.5	21.0	1.22	0.02
incl	665.0	666.5	1.5	120.8*	nil

TPD-111	90.0	205.5	115.5	0.73	0.07	Infill
incl	102.0	109.5	7.5	1.32	0.15
and	124.5	132.0	7.5	1.30	0.08
and	142.5	154.5	12.0	1.27	0.08
and	174.0	190.5	16.5	1.14	0.09
	237.0	276.0	39.0	0.48	0.03
incl	261.0	268.5	7.5	1.02	0.03
	325.5	327.0	1.5	4.68	0.03
	369.0	375.0	6.0	0.89	0.07
	424.5	427.5	3.0	1.51	0.03
	517.5	547.5	30.0	0.74	0.05
	564.0	565.5	1.5	14.2*	nil
	586.5	601.5	15.0	1.12	0.06

TPD-112	462.5	465.5	3.0	0.77	nil	Stepout
	480.5	495.5	15.0	0.67	nil
	524.0	548.0	24.0	0.62	0.02
	561.5	566.0	4.5	4.46	0.05
incl	561.5	563.0	1.5	28.5*	0.14
	575.0	603.5	28.5	0.60	nil
	663.5	717.5	54.0	0.61	nil

Hole ID	From(m)	To(m)	Length(m)	Au (g/t)	Cu (%)	Comments
incl	663.5	669.5	6.0	2.62	nil
	737.0	738.5	1.5	5.23	nil

TPD-113	23.5	31.0	7.5	0.60	0.03	Stepout
	65.0	71.0	6.0	0.81	0.04
	80.0	113.0	33.0	0.58	0.10
incl	104.0	113.0	9.0	1.07	0.16
	222.5	233.0	10.5	1.25	0.05
	380.0	389.0	9.0	3.54	0.09
incl	381.5	383.0	1.5	33.87*	0.27
	425.0	426.5	1.5	4.26	0.06

TPD-114	171.0	172.5	1.5	20.8*	0.02	Stepout
	211.5	213.0	1.5	16.59*	nil
	282.0	288.0	6.0	1.50	nil
incl	282.0	285.0	3.0	2.53	nil
	354.0	357.0	3.0	0.93	nil
	412.5	441.0	28.5	0.77	nil
	607.5	613.5	6.0	1.70	nil
incl	609.0	610.5	1.5	5.95	nil

TPD-115	0.0	8.5	8.5	0.80	nil	Stepout
incl	7.0	8.5	1.5	3.92	nil
	52.5	67.5	15.0	1.10	nil
incl	57.0	58.5	1.5	7.69	nil
	123.0	141.0	18.0	1.30	nil
incl	133.5	138.0	4.5	3.64	nil
	339.0	366.0	27.0	0.45	nil
incl	354.0	357.0	3.0	1.98	nil
	430.5	438.0	7.5	0.68	nil
	468.0	469.5	1.5	2.19	nil
	552.0	564.0	12.0	0.44	nil
	624.0	640.5	16.5	1.18	nil
incl	628.5	631.5	3.0	5.41	nil
	673.5	682.5	9.0	0.88	nil
incl	673.5	675.0	1.5	3.75	nil

TPD-116	0.0	29.5	29.5	0.51	nil	Stepout
incl	25.0	29.5	4.5	1.40	nil
	48.0	61.5	13.5	2.69	0.02

Hole ID	From(m)	To(m)	Length(m)	Au (g/t)	Cu (%)	Comments
incl	57.0	58.5	1.5	76.6*	0.02
	361.5	411.0	49.5	0.47	0.02
incl	378.0	381.0	3.0	1.59	0.03
	462.0	480.0	18.0	0.89	0.08
incl	469.5	474.0	4.5	2.19	0.12
	490.5	648.0	157.5	1.00	0.05
incl	493.5	501.0	7.5	1.80	0.09
and	508.5	522.0	13.5	2.56	0.10
incl	519.0	520.5	1.5	6.89	0.06
and	559.5	567.0	7.5	2.04	0.07
and	594.0	606.0	12.0	1.50	0.04
and	646.5	648.0	1.5	4.40	0.04
*High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 resource model
** True widths are estimated at approximately 70% of core length widths

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”). AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Abraham Drost, P.Geo.Presidentof Sandspring and a Qualified Person under NI 43-101, has visited the site and reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation's profile at www.sedar.com or on Sandspring's website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2 Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon.

Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.